Mail Stop 6010	December 23, 2005

Mr. Peter Huehne
Chief Financial Officer
Allianz of America Corporation
777 San Marin Drive,
Novato, California 94998

Re:  	Allianz Aktiengesellschaft
Amendment No. 1 to Registration Statement on Form F-4, filed
December
12, 2005
File No. 333-128715

Dear Mr. Huehne:

      We have limited our review of the above referenced registration statement to only the matters addressed herein.

Pro Forma Financial Information

1. We note your response to comment two. Please provide us with the detailed calculations for your investment and income tests that link back to the financial information provided in the filing. Please confirm whether the total GAAP purchase price that will be allocated to target assets and liabilities acquired was used for the investment test given that it does not appear that the exchange ratio has been established at this point in time. Provide a calculation of the GAAP purchase price based on the terms of the deal including any potential contingent consideration. Please be aware that significance should be measured using U.S. GAAP amounts.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Sonia Barros at (202) 551-3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Dr. Peter Hemeling
      General Counsel
      Allianz AG
      Koniginstrasse 28,
      80802 Munich, Germany

      William D. Torchiana
      Sullivan & Cromwell LLP
      24, rue Jean Goujon
      75008 Paris France

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Mr. Peter Huehne
December 23, 2005
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